EXHIBIT 21

                      SUBSIDIARY INFORMATION

     Registrant Questar Market Resources, Inc., has the following subsidiaries: Wexpro Company, Questar Exploration and Production Company, Questar Energy Trading Company, and Questar Gas Management Company. Questar Exploration and Production is a Texas corporation.
 The other listed companies are incorporated in Utah.

     Questar Exploration and Production has a wholly owned subsidiary, Celsius Energy Resources, Ltd., which is an Alberta corporation. Celsius, Ltd., in turn, has a subsidiary, Canor Energy Ltd., which is also an Alberta corporation.

     Questar Exploration and Production has one domestic active subsidiary: Questar URC Company, which is a Delaware corporation. Questar Exploration and Production also does business under the names Universal Resources Corporation, Questar Energy Company and URC Corporation.

     Questar Energy Trading Company has one active subsidiary, URC Canyon Creek Compression Company, which is a Utah corporation.